January 22, 2016

VIA EDGAR FILING

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Koninklijke Ahold N.V.

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted January 14, 2015

CIK No. 0000869425

Dear Ms. Ransom:

On behalf of Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), we are writing to respond to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 19, 2016 (the “Comment Letter”), relating to Amendment No. 2 to the confidential draft registration statement on Form F-4 submitted to the Staff on January 14, 2016 (“Amendment No. 2”), which includes a preliminary prospectus (the “Prospectus”). We have also revised Amendment No. 2 in response to the Staff’s comment and are publicly filing concurrently with this letter the Registration Statement on Form F-4 (the “Registration Statement”), which reflects these revisions in response to the Comment Letter. We are also providing courtesy hard copies of the Registration Statement, including a version of the Registration Statement marked to reflect changes to Amendment No. 2, and this letter, to you.

For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter. To assist your review, we have reproduced the text of the Staff’s comment in bold below and provided Ahold’s response below the comment.

As a result of changes to Amendment No. 2, some page references in the Registration Statement may have changed from those in Amendment No. 2 as originally submitted, and the page number in Ahold’s response refers to the page number in the Registration Statement.

In addition to the response to the Staff’s comment, the Registration Statement includes other changes that are intended to update the information contained in Amendment No. 2 and the Prospectus. The response and information below are based upon information provided to us by Ahold and Delhaize Group NV/SA.

Consolidated Financial Statements of Ahold

Notes to the Consolidated Financial Statements

Note 6 – Segment Reporting, page FIN-30

1.	We note your response to comment 4 that you do not internally monitor consolidated revenues on a product or brand level, and no consolidated information by categories of products is prepared or reported, with the exception of gasoline sales. However, paragraph 32 of IFRS 8 requires you to report the revenues from external customers for each product and service, or each group of similar products and services, unless the necessary information is not available and the cost to develop it would be excessive, in which case that fact shall be disclosed. Please clarify how you comply with this requirement. Additionally, if you believe the cost to develop this information would be excessive, please tell us why.

Response: In response to the Comment Letter, Ahold has revised the disclosure in the Registration Statement on page FIN-33 to disclose the product category information as a percentage of net sales.

* * * * * *

We thank you for your assistance in this matter. Please feel free to contact Alan M. Klein ((212) 455-3188; aklein@stblaw.com) or Sebastian Tiller ((212) 455-3956; stiller@stblaw.com) with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan M. Klein
Alan M. Klein

Cc:	Jan Ernst de Groot, Chief Legal Officer

Koninklijke Ahold N.V.

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